Exhibit 99.17

Gunnison Copper Commences “High-Value-Add” Work Programs at the Gunnison Copper Project in Southeast Arizona

Phoenix, Arizona--(Newsfile Corp. - April 14, 2025) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that the high-value-add (“HVA”) work programs have commenced at the Gunnison Copper Project (‘Project’) in southeast Arizona, including mobilization of the drill rig later this week. All dollar amounts in this press release are in United States dollars.

“The fully funded HVA programs are differentiating factors for the Project over our peers in Arizona,” states Roland Goodgame, Gunnison SVP of Business Development. He adds, “Several of the HVA programs, such as the overburden by-product monetization and mineralized material sorting are opportunities that are unique to the Gunnison Copper Project due to the geological environment.

These programs, if successful have the potential to materially enhance the Project’s already positive economics and provide guidance for the PFS. We are moving both of our mines forward at a pivotal time for copper in Arizona and in the USA, meeting the need for domestic production.”

In preparation for the Gunnison Copper Project pre-feasibility study (“PFS”), the Company has decided to first complete what it has identified as the high-value-add work programs. The programs are expected to take 3-6 months to complete and consist of (See Figure-1):

●	Gravel By-Product Revenue - 759 million tons of alluvial gravel is expected to be mined during the mine life and is already fully costed in the Gunnison Copper Project Preliminary Economic Assessment (“PEA”). Gravel, as an aggregate or rock product, is a potential source of by-product revenue. The planned rail spur and railyard increases the range the Company can profitably sell the gravel with access to larger markets such as Phoenix, Los Angeles, Houston, and Dallas. As detailed in the PEA, if just 10% of this material could be sold for revenue of $5/ton, it could potentially add $380M in revenue to the Project. The revenues associated with such sales are not anticipated to have any material costs (aside from marketing costs) as the material has already been mined and does not require further processing*.

●	Limestone By-Product Revenue - 85 million tons of limestone is also expected to be mined, and already included in the PEA mining cost, at the Gunnison Copper Project. Crushed limestone is a highly valuable commodity in cement, aggregate, chemical and agricultural industries, selling for between $20/ton and over $60/ton in the region. As detailed in the PEA, if 50% of this limestone could be sold at $20/ton it could generate approximately $850M in additional gross revenue. The revenues associated with such sales are not anticipated to have any material costs (aside from marketing costs) as the material has already been mined and does not require further processing*.

●	Mineralized Material Sorting - Copper oxide exists on visually distinct blue-green and red-brown zones that are ideally suited to optical mineralized material sorting. Preliminary testing was 100% successful and data suggest sorting of this material has the potential to greatly reduce acid consumption and volume of material leached by removing 40 to 50 percent of the process stream as unmineralized, higher acid consuming, waste (See Figure-2). This would result in significant savings on operating costs. A drill rig has been mobilized to drill 3 holes totaling 4,500 feet targeting oxide mineralization in the Martin and Abrigo formations. The holes will undergo extensive mineralogical testing and assaying followed by mineralized material sorting and analysis.

●	Sulfide Investigation - Sulfide mineralization occurs in the bottom of the Gunnison Copper Project open pit design. Due to the previous ISR mining method the sulfide potential has been mostly untested. The plan is to collect appropriate samples and initiate metallurgical test work. The sulfides have the potential to add mine life, production rate and excite strategic interest such as the recent interest from Nuton LLC (a Rio Tinto Venture) who have an agreement with Gunnison to test the suitability of its proprietary sulfide leaching technology for the Project’s sulfide resources (see press release dated March 3, 2025).

●	Permitting - Gunnison’s prior permitting and community track record is excellent. There is no federal permitting required and is only a state run process. The Gunnison Copper Project is permitted today for in-situ recovery; however, amendments are needed. The Company will begin collecting the data needed to commence this amendment process.

Figure-1, Gunnison High-Value-Add Program

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Figure-2, Material Sorting Early Test Work

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* This does not include the costs of making this material marketable, and there is no guarantee it can be made marketable.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to directly supply American energy, defense, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products locally. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is under construction with first copper production expected in Q3 2025, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the future development plans for the Gunnison Project; (ii) the details of the HVA including its objectives, expected results and timelines; (iii) the results of the PEA including operating and capital costs estimates, along with the economics of the Gunnison Project; (iv) the intention to mine the Gunnison Project and future production therefrom; (v) risks and opportunities associated with the Gunnison Project; (vi) future intentions regarding well stimulation trials; (vii) the future completion of a PFS.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will continue to have access to financing to support operations, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be commenced at the Gunnison Copper Project, risks relating to the failure to raise newfinancing to support operations, variations in mineral resources, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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